07028281

Reliance
Industries Limited

RECEIVED
2007 NOV 28 P 9:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

November 23, 2007

File No.82-3300

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
Washington D.C. 20549
USA

SUPPL

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward the following document filed with the domestic stock exchanges, for your information and record :-

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1	Clause 36	November 23, 2007	Media Release issued by the Company titled "RIL sells 4.01% of RPL's equity for Rs. 4,023 crore to maximize overall shareholder value".

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

PROCESSED
NOV 30 2007
THOMSON FINANCIAL

S. Sudhakar
Vice President
Corporate Secretarial

Encl: a/a

11/29

Reliance
Industries Limited

November 23, 2007

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Attn: Shri S. Subramanian, DCS-CRD
Scrip Code: 500325
Fax No.2272 2037 / 2272 3719

The Manager, Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 054

Trading Symbol: 'RELIANCE EQ'
Fax No.2659 8237 / 38

Dear Sirs,

Sub : Media Release

A Media Release issued by the Company titled "RIL sells 4.01% of RPL's equity for Rs. 4,023 crore to maximize overall shareholder value" is attached for your perusal and information.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

S. Sudhakar
Vice President
Corporate Secretarial

Copy to:
The Luxembourg Stock Exchange
Societe de la Bourse de Luxembourg
SA 11, Avenue de la Porte-Neuve
BP 165, L - 2011
Luxembourg

Encl: a/a

Reliance
Petroleum Limited

Media Release

Reliance
Industries Limited

RIL sells 4.01% of RPL's equity for Rs.4,023 crore to maximize overall shareholder value

Mumbai, November 23, 2007: Reliance Industries Limited (RIL) has sold 18.04 crore equity shares, representing 4.01% of the equity share capital of Reliance Petroleum Limited (RPL) out of its' holding of 75%. The aggregate sale consideration is Rs4,023 crore.

After this sale, the shareholding of RIL in RPL is 70.99%.

RPL made an offering in May 2006 for 20% of its' equity represented by 90 crore shares. This offering was the most successful IPO until then with overall demand exceeding USD 32 billion.

The sale of RPL shares was conducted by transactions through the Stock Exchanges and has helped to further broad base the shareholding pattern of RPL. The number of shareholders of RPL has increased from 12 lac shareholders at the time of IPO to 16 lac.

RPL is among the best performing stocks in the NIFTY index this year. It has, at current prices, provided a return of 250% to its investors since the IPO.

The sale of shares monetizes only a very small portion of RIL's holding in RPL.

Reliance Industries Limited

Reliance Industries Limited (RIL) is India's largest private sector company on all major financial parameters with turnover of Rs1,18,354 crore (US$ 27.23 billion), cash profit of Rs.17,678 crore (US$ 4.07 billion), net profit of Rs. 11,943 crore (US$ 2.75 billion) and net worth of Rs. 63,967 crore (US$ 14.72 billion) as of March 31, 2007.

RIL is the first and only private sector company from India to feature in the *Fortune Global 500* list of 'World's Largest Corporations' and ranks amongst the world's Top 200 companies in terms of profits. RIL is amongst the 25 fastest climbers ranked by Fortune. RIL also features in the *Forbes Global* list of world's 400 best big companies and in *FT Global 500* list of world's largest companies.

RIL Registered Office:
Maker Chambers IV
3rd Floor, 222, Nariman Point
Mumbai 400 021, India

RPL Registered Office
Motikhavdi P.O Digvijaygram
District Jamnagar
361 140, India

Telephone : (+91 22) 2278 5903, 2278 5905, 2278 5000
Fax: (+91 22) 2278 5185
E-mail : ccd@ril.com
Internet : www.ril.com

Reliance Petroleum Limited

Reliance Petroleum Limited (RPL), a subsidiary of RIL, is setting up a greenfield petroleum refinery and polypropylene plant in a Special Economic Zone at Jamnagar in Gujarat. With an annual crude processing capacity of 580,000 barrels per stream day (BPSD), RPL will be the sixth largest refinery in the world.

Key Contacts: Tushar Pania (Mumbai)
022 -2278 5905
+91 98200 88536
tushar.pania@ril.com

Shalini Kumar (Delhi)
011-2346 3634
+91 98715 22440
shalini.kumar@ril.com

END